UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Amendment No. 7

to

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.

Lawson Products, Inc.

8770 W. Bryn Mawr Avenue, Suite 900, Chicago, Illinois 60631
Tel. No.: (773) 304-5050

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 520776 10 5

1 NAME OF REPORTING PERSON

Ronald B. Port, M.D.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS	PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
NUMBER OF SHARES		43,946
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON		831,041
WITH
	9	SOLE DISPOSITIVE POWER
		43,946

	10	SHARED DISPOSITIVE POWER
		831,041

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

874,987

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7% based on 8,888,028 shares of Common Stock outstanding as of January 31, 2018.

14 TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D. Dr. Port has previously filed a Schedule 13D on June 20, 2012 which has been further amended (the “Schedule 13D”). The Amendment amends the Schedule 13D to include the information set forth below. This Amendment reflects the reorganization of certain Family trusts formed on behalf of Dr. Port’s Family.

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5. Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 874,987 shares of Common Stock, representing approximately 9.7% of the outstanding Common Stock of the Company. Of these shares, Dr. Port owns 32,583 shares directly, 831,041 shares as co-trustee of trusts formed for the benefit of Dr. Port and/or his family, and 11,363 shares of Common Stock as financial advisor of a trust.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

Dr. Port engaged in the following transactions in the last sixty days: On February 28, 2018, Dr. Port sold 100,000 shares of common stock for $24.00 per share in a private transaction. The shares were sold from a revocable trust for which Dr. Port is trustee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.

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